First Commonwealth
Financial Corporation
Executive Offices
Old Courthouse Square
22 North Sixth Street
Indiana, Pennsylvania 15701-0400
724.349.7220 Phone
724.464.1112 Fax
www.fcbanking.com

FOIA Confidential Treatment Request

March 30, 2009

By EDGAR

Mr. Michael C. Volley

United States Securities and

    Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

RE:	First Commonwealth Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 1-11138

Dear Mr. Volley:

First Commonwealth Financial Corporation (the “Company,” “we,” “our” or “us”) has received your letter dated March 16, 2009 containing comments on the Company’s above referenced Annual Report on Form 10-K, filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 26, 2009. This letter responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

General

1.	You refer to Pennsylvania shares tax expense on page 50. Please revise your business section or Management’s Discussion and Analysis in future filings to disclose what the Pennsylvania shares tax expense represents and how it is calculated.

United States Securities and

    Exchange Commission

March 30, 2009

In future filings, we will include the following description of the Pennsylvania shares tax in an appropriate location of the Management’s Discussion and Analysis:

The Pennsylvania shares tax is imposed annually on the book value of shares of banks and trust companies that conduct business in Pennsylvania. The book value is calculated using a six-year rolling average of the book values of paid-in capital, surplus and undivided profits, with deductions taken for U.S. Government obligations, and beginning on January 1, 2008, goodwill from acquisitions after June 30, 2001. The current tax rate is 1.25 percent.

Financial Statements

Consolidated Statements of Cash Flows, page 54

2.	We note that you present the change in the payable due to investments purchased/not settled in the operating section of the statement of cash flows. Please tell us how the increase in the investment balance related to these purchases is presented in your statement of cash flows. Also tell us how you determined your presentation for this transaction is appropriate since it appears that this activity is a noncash activity. We may have further comment based on your response.

The change in the payable due to investments purchased/not settled in the Operating Activities section of the Consolidated Statements of Cash Flows relates to when we purchase an investment prior to the end of a reporting period but the settlement of the transaction, and payment of cash, occurs subsequent to the end of that reporting period. Before the end of the reporting period we reflect the transaction in our investment balances, and it is included in the Investing Activities Section of the Cash Flows Statement. Upon further review, the appropriate treatment for this item would be to include the transaction in the Investing Activities section of the Consolidated Statements of Cash Flows only when the cash transaction occurs, and would not be reflected in the Operating Activities section in any period. In future filings, (1) unsettled transactions related to the purchase or sale of investment securities will be reflected in the non-cash transaction disclosure presented in Note 4, Supplemental Cash Flow Disclosures, and (2) the cash flow statement of interim and annual periods before 2009 will be corrected so that the change in the payable will be reflected as an adjustment to the purchases in the investing section with appropriate footnote disclosure of the correction.

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

March 30, 2009

Note 1 – Allowance for Credit Losses, page 58

3.	We note your disclosure here and at various other points in the filing that discusses analyses you performed related to the allowance for credit losses in terms of determining the amount of “potential loss” and the “possibility of loss.” This appears inconsistent with your policy disclosed on page 22 that “the allowance represents management’s best estimate of probable losses that are inherent in our existing loan portfolio as of the balance sheet date.” Please revise future filings to reconcile this apparent inconsistency. If true, clearly confirm that your methodologies are applied in such a manner as is reflected in the policy stated in your disclosure on page 22 and referred to above. Additional information is available in Section II.P.1 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline dated November 30, 2006, available on the SEC’s web-site.

The disclosure on page 22 correctly reflects our Allowance for Credit Losses methodology. In future filings, we will be consistent and use the phrase “probable loss inherent in our existing loan portfolio.”

Note 8 – Securities Available for Sale, page 68

4.	You disclose that you classify your investment in FHLB stock as equity securities available for sale which is carried at cost. Please revise your future filings to address the following and provide us with your proposed disclosures:

a.	Paragraph 12.26 of the AICPA Audit Guide for Depository and Lending Institutions states that investments in FHLB stock generally should not be shown with securities accounted for under SFAS 115. Please revise future filings to present your investment in FHLB stock outside of securities available for sale.

In future filings, we will report our investment in FHLB stock as “Other Investments” on the face of the Consolidated Statements of Financial Condition as indicated in paragraph 12.26 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions. In addition, we will exclude FHLB stock from the “Equities” line item in Note 8, Securities Available for Sale, as shown on page 68.

Please refer to our response to comment 4b that provides the disclosure First Commonwealth will be providing in future filings related to FHLB stock.

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

March 30, 2009

b.	Refer to the guidance of paragraphs 12.21 to 12.25 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06. Please revise your future filings to more clearly discuss your accounting for these securities, including your impairment policies.

In future filings we will include the following discussion regarding our accounting for FHLB stock, including our impairment policies.

As a member of the Federal Home Loan Bank of Pittsburgh (“FHLB”), First Commonwealth is required to purchase and hold stock in the FHLB to satisfy membership and borrowing requirements. This stock is restricted in that it can only be sold to the FHLB or to another member institution, and all sales of FHLB stock must be at par. As a result of these restrictions, FHLB stock is unlike other investment securities insofar as there is no trading market for FHLB stock and the transfer price is determined by FHLB membership rules and not by market participants. As of December 31, 2008 and 2007, our FHLB stock totaled $51.4 million and $27.5 million respectively and is included in Other Investments on the Consolidated Statements of Financial Condition.

In December of 2008, the FHLB voluntarily suspended dividend payments on its stock, as well as the repurchase of excess stock from members. The FHLB cited a significant reduction in the level of core earnings resulting from lower short-term interest rates, the increased cost of liquidity, and constrained access to the debt markets at attractive rates and maturities as the main reasons for the decision to suspend dividends and the repurchase of excess capital stock. The FHLB last paid a dividend in the third quarter of 2008.

FHLB stock is held as a long-term investment and its value is determined based on the ultimate recoverability of the par value. First Commonwealth evaluates impairment quarterly. The decision of whether impairment exists is a matter of judgment that should reflect our view of the FHLB’s long-term performance, which includes factors such as the following.

•	its operating performance;

•	the severity and duration of declines in the fair value of its net assets related to its capital stock amount;

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

March 30, 2009

•	its commitment to make payments required by law or regulation and the level of such payments in relation to its operating performance;

•	the impact of legislative and regulatory changes on the FHLB, and accordingly, on the members of FHLB; and

•	its liquidity and funding position.

After evaluating all of these considerations, First Commonwealth concluded that the par value of its investment in FHLB stock will be recovered. Accordingly, no impairment charge was recorded on these securities during 2008, 2007, or 2006. Our evaluation of the factors described above in future periods could result in the recognition of impairment charges on FHLB stock.

Note 10 – Impairment of Investment Securities, page 71

5.	We note the significant unrealized losses related to your pooled trust preferred securities at December 31, 2008, and the fact that 13 of the 15 pooled issues representing 87% of the total amortized cost were downgraded below investment grade by Moody’s in the fourth quarter. Please address the following:

a.	Please provide us with a detailed analysis of the pooled trust preferred securities’ impairment as of December 31, 2008, that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically identify any tranches that have contractually deferred interest payments and tell us how this impacted your cash flow analysis. We may have further comment based on your response.

The market for pooled trust preferred securities become inactive during the third quarter of 2008 and remained such through December 31, 2008. As a result, available evidence was limited to internally developed estimates consistent with the level three criteria of SFAS 157, Fair Value Measurements. Accordingly, we evaluate the impairment of pooled trust preferred securities based upon the discounted cash flow analysis of each pooled trust preferred security.

Discounted Cash Flow Analysis – Our pooled trust preferred collateralized debt obligations are measured for other-than-temporary impairment within the

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

March 30, 2009

scope of EITF 99-20 “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to be Held by a Transferor in Securitized Financial Assets,” and FSP EITF 99-20-1 “Amendments to the Impairment Guidance of EITF Issue No. 99-20,” by determining whether it is probable that an adverse change in estimated cash flows has occurred. Determining whether there has been an adverse change in estimated cash flows from the cash flows previously projected involves comparing the present value of remaining cash flows previously projected against the present value of the cash flows estimated at December 31, 2008. We consider the discounted cash flow analysis to be our primary evidence when determining whether other-than-temporary impairment exists. The results of the discounted cash flow test are significantly affected by other variables such as credit worthiness of underlying banks, determination of probability of default of the underlying collateral, and use of subordinated credit support. Additional information on each of these variables is provided below.

1) Estimate of Future Cash Flows - Cash flows are constructed in an INTEX cash flow model. INTEX is a proprietary cash flow model recognized as the industry standard for analyzing all types of CDOs. It includes each deal’s structural features updated with trustee information, including asset-by-asset detail, as it becomes available. The modeled cash flows are then used to determine if all the scheduled principal and interest payments will be returned.

In our analysis as of December 31, 2008, only one security showed an adverse change in cash flows. This security was PreTSL VII (cusip 74041RAB2), which first experienced an adverse change in cash flows in the third quarter of 2008 and at that time was determined to be other-than-temporarily impaired. The cost basis of the security was reduced to the fair value of 40.98 percent of par. As of December 31, 2008, our cash flow test indicated an additional adverse change in cash flows had occurred and the security’s cost basis was further reduced to 30.67 percent of par. As of December 31, 2008, PreTSL VII was paying the full interest coupon but showed a break in the future principal repayment schedule. All of our other securities were paying interest as scheduled and were expected to return 100% of principal and interest. In January 2009, the interest payment received on PreTSL VII was approximately $11 thousand, or 7.3%, short of a full payment.

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

March 30, 2009

A summary of the results of our discounted cash flow tests is included in the table below (dollars in thousands).

Deal	Tranche	Cash Flows Projected at 9/30/08*	Expected Cash Flows from 99-20 Cash Flow Test at 12/31/08 *	Result of 99-20 Cash Flow Test at 12/31/08
Pre TSL I	Senior	$394,222	$394,222	Pass
Pre TSL IV	Mezzanine	$103,627	$103,627	Pass
Pre TSL V	Mezzanine	$66,246	$ 66,246	Pass
Pre TSL VI	Mezzanine	$40,832	$ 40,832	Pass
Pre TSL VII	Mezzanine	$341,593	$323,823	Fail
Pre TSL VIII	Mezzanine	$144,655	$144,655	Pass
Pre TSL IX	Mezzanine	$210,761	$210,761	Pass
Pre TSL X	Mezzanine	$172,251	$172,251	Pass
Pre TSL XII	Mezzanine	$498,478	$498,478	Pass
Pre TSL XIII	Mezzanine	$241,018	$241,018	Pass
Pre TSL XIV	Mezzanine	$286,834	$286,834	Pass
MMCap I-Senior	Senior	$407,639	$407,639	Pass
MMCap I-Mezzanine	Mezzanine	$241,241	$241,241	Pass
MM Comm IX	Mezzanine	$122,668	$122,668	Pass
MM Comm IX	Mezzanine	$147,201	$147,201	Pass

*	Represents cash flows for total tranche.

2) Credit Analysis - A credit evaluation was performed for each of the 376 banks comprising the collateral across the various pooled trust preferred securities. Our credit evaluation considers all evidence available to us and includes the nature of the issuer’s business, its years of operating history, corporate structure, loan composition, loan concentrations, deposit mix, asset growth rates, geographic footprint and local economic environment. Our analysis focuses on profitability, return on assets, shareholder’s equity, net interest margin, credit quality, operating efficiency, capital adequacy, and liquidity. Our analysis is updated quarterly.

3) Probability of Default - A probability of default is determined for each bank and is used to calculate the expected impact of future deferrals and defaults on our expected cash flows. Each bank in the collateral pool is assigned a likely probability of default for each year until maturity. Banks currently in default or deferring interest payments are assigned a 100% probability of default. All other banks in the pool are assigned a probability of

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

March 30, 2009

default based on their unique credit characteristics. In all cases, a 10% projected recovery rate is applied to projected defaults. The probability of default is updated quarterly.

Our credit evaluation provides a basis for determining deferral and default probabilities for each underlying piece of collateral. Using the results of the credit evaluation, the next step of the process is to look at trading levels of senior debt or credit default swaps for the issuer (or where such information is unavailable, for companies having similar credit profiles as the issuer). The pricing of these market indicators provides the information necessary to determine appropriate default probabilities for each bank. Information on current deferrals and defaults as well as the range of probability of defaults for each of our pools is as follows as of December 31, 2008 (dollars in thousands).

Deal	Collateral Amount Currently in Deferral/ Default	Number of Banks in Deferral/ Default	Probabilities of Defaults Estimated for Collateral Not Already in Deferral/Default
Pre TSL I	[***]	[***]	.25% to 17.5%
Pre TSL IV	[***]	[***]	.47% to 6%
Pre TSL V	[***]	[***]	.25% to 20%
Pre TSL VI	[***]	[***]	.47% to 6%
Pre TSL VII	[***]	[***]	.35% to 17.5%
Pre TSL VIII	[***]	[***]	.25% to 30%
Pre TSL IX	[***]	[***]	.35% to 30%
Pre TSL X	[***]	[***]	.25% to 30%
Pre TSL XII	[***]	[***]	.25% to 25%
Pre TSL XIII	[***]	[***]	.25% to 15%
Pre TSL XIV	[***]	[***]	.25% to 25%
MMCap I	[***]	[***]	.25% to 35%
MM Comm IX	[***]	[***]	.25% to 20%

In addition to the above factors, our evaluation of impairment also includes a stress test analysis which provides an estimate of excess subordination for each tranche. We stress the cash flows of each pool by increasing current default assumptions to the level of defaults which results in an adverse change in cash flows. This stressed breakpoint is then used to calculate excess subordination levels for each pooled trust preferred security. The results of the stress test allows management to identify those pools that are at a greater

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

March 30, 2009

risk for a future break in cash flows so that we can monitor banks in those pools more closely for potential deterioration of credit quality. The following table provides a summary of the stress test analysis as of December 31, 2008 (dollars in thousands).

Deal	Tranche	Percentage Increase Over Current Estimated Defaults Which Would Result in an Adverse Change in Cash Flows	Excess Subordination Over Best Estimate of Losses	Excess Subordination as a Percent of Current Collateral
Pre TSL I	Senior	[***]	[***]	115.45%
Pre TSL IV	Mezzanine	[***]	[***]	45.20%
Pre TSL V	Mezzanine	[***]	[***]	66.27%
Pre TSL VI	Mezzanine	[***]	[***]	98.55%
Pre TSL VII	Mezzanine	[***]	[***]	0.00%
Pre TSL VIII	Mezzanine	[***]	[***]	2.11%
Pre TSL IX	Mezzanine	[***]	[***]	4.22%
Pre TSL X	Mezzanine	[***]	[***]	12.51%
Pre TSL XII	Mezzanine	[***]	[***]	14.17%
Pre TSL XIII	Mezzanine	[***]	[***]	15.56%
Pre TSL XIV	Mezzanine	[***]	[***]	28.80%
MMCap I	Senior	[***]	[***]	111.63%
MMCap I	Mezzanine	[***]	[***]	11.96%
MM Comm IX	Mezzanine	[***]	[***]	4.00%

b.	Please tell us how you determined that the securities’ impairment was temporary considering that the securities were downgraded below investment grade by Moody’s. This downgrade appears to be a critical and compelling piece of evidence considering Moody’s definition of a below investment grade credit rating states that there is high or substantial credit risk and that the security has speculative elements or is considered speculative.

Our understanding of Moody’s credit rating process is that it is a mechanical, backward-looking process that is based on historical financial data. Our process incorporates the most up to date financial and operating information available for issuers of trust preferred securities as it is released. We assess our methodology as more granular and focused on the collateral and CDO structure that gives rise to the likely tranche-level performance characteristics. The pooled trust preferred structure provides for excess collateralization in their design.

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

March 30, 2009

As required under EITF 99-20 and EITF 99-20-1, we assess other-than-temporary impairment by testing for an adverse change in cash flows. Our response to comment 5a provides additional detail regarding the effect our credit evaluation process has on the 99-20 cash flow test. Although we consider Moody’s ratings as a resource when assessing credit risk of pooled trust preferred securities, ratings assigned by Moody’s are not a determinative factor in our evaluation for other-than-temporary impairment.

Moody’s has recently incorporated two ratios into its analysis of whether an issuer will default. The first, the so-called “Texas ratio,” compares the absolute level of non-current loans and OREO to tangible book equity plus reserves, and the second ratio adds to the Texas ratio construction and development loans, which Moody’s assumes have a significantly higher risk of loss than other loans. On the basis of these ratios, Moody’s in some cases assumes that a fully-performing trust preferred security has a 100% probability of immediate default. We consider our analysis a better approach to determining the issuer’s credit, because it considers a broad range of financial metrics, as well as more qualitative factors such as the geographic location of the issuer in order to formulate default probabilities. Additionally, our credit evaluation incorporates the most recent published financial data along with current economic conditions and the issuer’s corporate actions since the previous quarter.

c.	You disclose that after taking into account management’s best estimates of future interest deferrals and defaults, the excess subordination in your tranches ranged from 0.0% to 115.5% of the original collateral. Please provide us the supporting analysis that provides the basis for this disclosure.

The basis for the excess subordination disclosure is as follows.

1.	We begin with our best estimate of projected deferrals and defaults for each of our pooled trust preferred securities. The process for determining appropriate levels of deferrals and default is discussed in our response to comment 5a.

2.	We then perform a stress analysis for each of the securities, which provides the maximum amount of defaults the security can absorb before experiencing a shortfall in principal or interest. We refer to this amount as the absorption amount.

3.	The difference between the absorption amount and our best estimate of projected deferrals and defaults is referred to as excess subordination.

4.	The excess subordination divided by the amount of current performing collateral provides the percentage that was included in our disclosure.

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

March 30, 2009

The stress test table presented in our response to comment 5a provides the excess subordination as a percentage of current collateral for each of our pooled trust preferred securities as of December 31, 2008.

Please note the percentages indicated in our disclosure on page 72 represents the excess subordination as a percentage of current collateral, not original collateral as we erroneously stated in our filing. We will correct this wording in future filings.

d.	Please revise future filings to include the excess subordination by deal in your table on page 38 of your MD&A.

In future filings, we will include the excess subordination by deal in the “Pooled Trust Preferred Security Detail” table found on page 38 of our MD&A.

e.	Please revise to disclose the factors that you considered to conclude that you have the intent and ability to hold the securities for the time necessary to collect the contractual principal and interest of the debt securities.

In future filings we will include the following disclosure regarding the manner in which we assess our intent and ability to hold securities until recovery:

We evaluate our intent and ability to hold debt securities based upon our investment strategy for the particular type of security and our cash flow needs, liquidity position, capital adequacy and interest rate risk position.

f.	The pooled trust preferred security detail disclosed on page 38 in your MD&A is very helpful. Please consider disclosing this in all future interim and annual filings where you are experiencing significant unrealized losses on these securities.

In future interim and annual filings, we will disclose the Pooled Trust Preferred Security Detail table for these securities for any period in which we conclude that such information is material to an investor’s understanding of our financial statements based upon the level and materiality of unrealized losses, applicable accounting standards and other relevant factors.

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

March 30, 2009

g.	Please consider revising future filings to include single issue trust preferred securities in your table on page 38 if they experience increasingly severe unrealized losses.

We will disclose our single issuer trust preferred securities in tabular format similar to the pooled trust preferred table in any interim or annual filing in which we conclude that such information would be material to an investor’s understanding of our financial statements based upon the level and materiality of unrealized losses on those securities, applicable accounting standards and other relevant factors. We anticipate that the table would include the name of the issuer, the name of the issuer’s parent company, the book value, fair value and unrealized gain (loss), and credit ratings (if any) on the securities.

Exhibit 31 Section 302 Certifications

6.	We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also include the title of the certifying individuals. Please revise future filings to omit the individuals’ title.

We will omit the title of the certifying individuals from the first line of the certifications that we include with future filings.

*    *    *

In connection with the foregoing responses, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

March 30, 2009

If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (724) 463-4724.

Sincerely,

/s/ Edward J. Lipkus, III
Edward J. Lipkus, III
Executive Vice President and Chief Financial Officer

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.